FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

                                                THE ROYAL BANK OF SCOTLAND GROUP PLC
                                                       Pre-close Trading Update

8 December 2005

Introduction

The Royal Bank of Scotland Group ('RBS') will be holding discussions with analysts and investors ahead of its close period for the year ending 31 December 2005. This statement sets out the information that will be covered in those discussions.

Comments in this statement are based on expected trends between 2004 and 2005, as if IFRS had applied in full to our results for both
2004 and 2005. Comments relate to expected results for the full year, unless otherwise stated.

Summary

RBS has continued to perform well in 2005 and our results are expected to be in line with market expectations. Highlights of the
Group results for 2005 are expected to include good growth in income, both organically and in total, a continuing high level of efficiency, good overall credit metrics and delivery of the expected benefits from recent acquisitions.

Income and Margins

Income mix: The mix of income in 2005 is expected to be similar to that in the first half, with a growing proportion coming from our various overseas activities. It is expected that our income from unsecured lending to UK consumers will continue to account for less than 10% of total income in 2005.

Non-interest income: Non-interest income, which is expected to account for over 60% of total income, has continued to grow strongly in 2005, reflecting good growth in banking fee income, financial markets income and insurance premium income.

Lending and deposit volumes: During 2005 the Group has continued to achieve good growth in lending and deposits across its banking activities. Large corporate and mortgage lending have continued to expand more rapidly than unsecured personal lending, where growth has slowed to more normal levels after strong growth in recent years.

Margins: The Group's net interest margin in the full year 2005 is expected to be slightly lower than in the first half of 2005, principally due to proportionally higher growth in large corporate and mortgage lending and because the US yield curve has flattened further.

Divisions

Corporate Banking and Financial Markets continues to perform strongly, with 2005 income benefiting from strong growth across a broad range of customers, products and geographies. Retail Markets continues to achieve good growth in income, with slower growth in unsecured lending and good growth in deposits, reflecting the transition in consumer behaviour which we anticipated. New business margins in personal banking products have shown signs of improvement in the second half.

Citizens continues to perform well despite the reduction in margin caused by the further flattening of the US yield curve, and is making good progress on the integration of Charter One. RBS Insurance has continued to grow its income, in very competitive conditions in motor insurance, and has completed the integration of Churchill. Ulster Bank has seen continued strong growth in good market conditions.

Expenses

The Group continues to focus on efficiency, and it is pleasing that we have maintained our low cost:income ratio while achieving strong growth in volumes and investing across the Group to support current and future income growth. The Group's cost:income ratio for 2005 as a whole (excluding acquisitions) is expected to be similar to the first half.

Credit Quality and Provisions

Overall credit metrics are expected to have improved in 2005, with the total charge for provisions representing a lower proportion of total loans and advances. The total charge for provisions is expected to be in line with market expectations.

In Retail Markets, the charge for provisions is expected to continue to reflect the seasoning of unsecured lending which grew strongly in recent years, together with very low provisions on the growing mortgage balances. There are signs that the increase in unsecured personal lending arrears may be levelling off, but it is too early to conclude that arrears have peaked. Small business credit quality remains stable. In Corporate Banking and Financial Markets, credit conditions remain benign and it is expected that
CBFM credit metrics for 2005 will show an improvement from 2004.

Integration Activity

The integration of Churchill was completed successfully in September 2005, ahead of schedule. It has delivered the expected transaction benefits, and it is expected that Churchill's profit in 2005 will be more than double its profit in 2002, its last year before acquisition. The integrations of First Active and Charter One remain fully on track.

Capital

As indicated in August, the Group's Tier 1 capital ratio is expected to exceed 7% at the end of 2005, reflecting the Group's continuing strong capital generation. During 2005 total risk-weighted assets have maintained the good underlying growth trend achieved over recent years and, while there was an above-trend spike in risk-weighted assets at 30 June, there is not expected to be a similar phenomenon at the end of the year.

Sir Fred Goodwin, Group Chief Executive, commented: "Whilst market conditions in the UK have clearly changed during 2005, it is pleasing that as a result of the diversity of our income streams, the Group expects to be able to continue to deliver good results and strong financial metrics for the year."

CONTACTS

Sir Fred Goodwin                Group Chief Executive                             0131 523 2203
Fred Watt                       Group Finance Director                            0131 523 2028
Richard O'Connor                Head of Investor Relations                        0207 672 1758
For media enquiries
Howard Moody                    Group Director, Communications                    0131 523 2056
Carolyn McAdam                  Head of Media Relations                           0131 523 2055

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies, and are based upon the current expectations of the directors.
They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. These factors risks and uncertainties are discussed in RBS's SEC filings, including, but not limited to, RBS's report on Form 6-K containing this announcement and certain sections of RBS's Annual Report on Form 20-F. Information in this announcement of the price at which investments have been bought or sold in the past or the yield on investments cannot be relied upon as a guide to future performance. RBS assumes no responsibility to update any of the forward looking statements contained in this announcement.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:08 December 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat